UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
                        Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or Global Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: the effects of the current 2019 novel coronavirus (“COVID-19”) outbreak, including the inability of the Company’s salesforce to return to work due to current lockdowns implemented in various cities in the PRC and the imposition by some hospitals in the PRC of restrictions on entrance to solely to hospital staff and patients; levels of consumer confidence in the healthcare services sector generally in the PRC as a result of the outbreak; the length of the COVID-19 outbreak and severity of such outbreak across the globe; the pace of recovery following the COVID-19 outbreak; continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of legislative developments affecting U.S. listed issuers whose independent registered public accounting firms are based in the PRC and not subject to U.S. Public Company Accounting Oversight Board inspections, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions; the non-binding proposal letter from Cordlife Group Limited and the potential transaction contemplated by such letter, and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the unaudited condensed consolidated financial results for the three months and six months ended September 30, 2020 of the Company.

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and September 30, 2020

	March 31,	September 30,
	2020	2020
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	5,473,373	5,729,503	843,864
Accounts receivable, less allowance for doubtful accounts (March 31, 2020: RMB111,869; September 30, 2020: RMB120,582 (US$17,760))	104,251	121,722	17,928
Inventories	43,758	56,106	8,264
Prepaid expenses and other receivables	44,785	67,604	9,957
Total current assets	5,666,167	5,974,935	880,013
Property, plant and equipment, net	522,679	514,153	75,726
Operating lease right-of-use assets	4,548	6,089	897
Non-current deposits	347,360	343,250	50,555
Non-current accounts receivable, less allowance for doubtful accounts
(March 31, 2020: RMB71,421; September 30, 2020: RMB70,451
(US$10,376))	160,031	193,023	28,430
Inventories	85,109	88,335	13,010
Intangible assets, net	92,823	90,513	13,332
Investment in equity securities at fair value	101,306	120,670	17,773
Other equity investment	189,129	189,129	27,856
Deferred tax assets	50,701	52,823	7,780
Total assets	7,219,853	7,572,920	1,115,372

LIABILITIES
Current liabilities
Accounts payable	19,992	12,317	1,814
Accrued expenses and other payables	113,989	129,231	19,034
Operating lease liabilities	1,717	1,597	235
Deferred revenue	402,751	420,516	61,935
Income tax payable	32,329	31,542	4,646
Total current liabilities	570,778	595,203	87,664
Non-current deferred revenue	2,289,762	2,339,828	344,619
Non-current operating lease liabilities	1,782	1,724	254
Other non-current liabilities	450,900	467,236	68,816
Deferred tax liabilities	18,140	17,332	2,554
Total liabilities	3,331,362	3,421,323	503,907

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 121,687,974 and 121,551,075 shares issued and outstanding as of March 31 and September 30, 2020, respectively	83	83	12
Additional paid-in capital	2,101,582	2,101,582	309,529
Treasury stock, at cost (March 31 and September 30, 2020: 136,899 shares, respectively)	(2,815)	(2,815)	(415)
Accumulated other comprehensive losses	(94,663)	(99,304)	(14,626)
Retained earnings	1,877,940	2,141,883	315,467
Total equity attributable to Global Cord Blood Corporation	3,882,127	4,141,429	609,967
Non-controlling interests	6,364	10,168	1,498
Total equity	3,888,491	4,151,597	611,465
Total liabilities and equity	7,219,853	7,572,920	1,115,372

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Six Months Ended September 30, 2019 and 2020

	Three months ended September 30,			Six months ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	313,464	285,607	42,066	586,839	566,520	83,440
Cost of revenues	(48,315)	(44,698)	(6,583)	(94,064)	(88,161)	(12,985)
Gross profit	265,149	240,909	35,483	492,775	478,359	70,455
Operating expenses
Research and development	(6,399)	(4,953)	(729)	(11,100)	(9,298)	(1,369)
Sales and marketing	(64,880)	(54,124)	(7,972)	(125,517)	(109,184)	(16,080)
General and administrative	(49,435)	(42,671)	(6,285)	(99,337)	(87,207)	(12,843)
Total operating expenses	(120,714)	(101,748)	(14,986)	(235,954)	(205,689)	(30,292)
Operating income	144,435	139,161	20,497	256,821	272,670	40,163
Other (expenses)/income, net
Interest income	6,502	8,810	1,298	12,722	15,577	2,294
Foreign currency exchange (losses)/gains	(162)	66	10	(190)	108	16
Change in fair value of equity securities	(7,043)	5,699	839	2,936	24,104	3,550
Dividend income	-	1,281	189	507	1,281	189
Others	422	1,195	176	762	2,918	430
Total other (expenses)/income, net	(281)	17,051	2,512	16,737	43,988	6,479
Income before income tax	144,154	156,212	23,009	273,558	316,658	46,642
Income tax expense	(22,087)	(22,890)	(3,371)	(41,563)	(48,911)	(7,205)
Net income	122,067	133,322	19,638	231,995	267,747	39,437
Net income attributable to non-controlling interests	(1,714)	(1,888)	(278)	(3,298)	(3,804)	(560)
Net income attributable to Global Cord Blood Corporation’s shareholders	120,353	131,434	19,360	228,697	263,943	38,877

Earnings per share:
Attributable to ordinary shares
- Basic	0.99	1.08	0.16	1.88	2.17	0.32
- Diluted	0.99	1.08	0.16	1.88	2.17	0.32

Other comprehensive income/(losses), net of nil income taxes
- Foreign currency translation adjustments	12,800	(4,202)	(619)	23,153	(4,641)	(684)
Comprehensive income	134,867	129,120	19,019	255,148	263,106	38,753

Comprehensive income attributable to non-controlling interests	(1,714)	(1,888)	(278)	(3,298)	(3,804)	(560)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	133,153	127,232	18,741	251,850	259,302	38,193

Other Events

On November 24, 2020, the Company issued a press release announcing unaudited condensed consolidated financial results for the three months and six months ended September 30, 2020. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release dated November 24, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: November 24, 2020